SECURITIES AND EXCHANGE COMMISSION

SECI 09041404 SSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22741

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 AND ENDING 12/31/08
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Edwin C. Blitz Investments, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kokorun + Associates Ltd.

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8/10/09

EDWIN C. BLITZ INVESTMENTS, INC.
INFORMATION FILED IN ACCORDANCE WITH FORM X-17A-5 AND RULE 17a-5 (b) (4) OF THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2008 AND 2007

KOKORON & ASSOCIATES, LTD.
120 Hunters Hill Court
Argyle, Texas 76226
(214) 668 - 4106

Edwin C. Blitz Investments, Inc.
Northfield, Illinois

We have audited the accompanying balance sheets of Edwin C. Blitz Investments, Inc. as of December 31, 2008 and 2007, and the related statements of income and retained earnings and statements of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Edwin C. Blitz Investments, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

February 20, 2009

Kokoron & Associates, Ltd.

Edwin C. Blitz Investments, Inc.
Balance Sheet

	December 31, 2008	December 31, 2007
Assets		
Current Assets:		
Cash	$ 56,559	$ 60,150
Accounts Receivable	6,658	91,521
Total Current Assets	63,217	151,671
Investments (Note 3)	17,321	15,932
Total Assets	$ 80,538	$ 167,603
Liabilities and Equity		
Current Liabilities:		
Payable - Commissions	$ 2,254	$ 76,454
Total Liabilities	2,254	76,454
Equity:		
Owner's Equity		
Common Stock	50,000	50,000
Retained Earnings	28,284	41,149
Total Equity	78,284	91,149
Total Liabilities and Equity	$ 80,538	$ 167,603

See Accompanying Notes to Financial Statements

Edwin C. Blitz Investments, Inc.
Statements of Income and
Retained Earnings and Owner's Equity

	Year Ended December 31, 2008	2007
Income:		
Commissions	$632,351	$590,210
Operating Expenses:		
Commissions	512,910	429,659
Gross wages	92,042	113,314
Professional fees	3,745	5,760
Insurance	12,294	10,186
Publications	3,699	5,707
Payroll taxes	7,680	8,841
Registration fees	1,416	5,250
Miscelaneous Expenses	157	
Office expense	7,890	8,500
Travel and entertainment	4,742	6,243
Total Operating Expenses	646,575	593,460
Other Income	1,359	35,082
Net Income (loss) (Note 4)	(12,865)	31,832
Retained Earnings - Beginning	41,149	9,317
Dividends	0	0
Retained Earnings - Ending	$28,284	$41,149

See Accompanying Notes to Financial Statements

Edwin C. Blitz Investments, Inc.
Statements of Cash Flow

	Year Ended December 31, 2008	2007
Cash Flow From Operating Activities:		
Cash received from operations	$718,573	$552,535
Cash paid for operating activities	720,775	523,243
Net cash provided by operations	(2,202)	29,292
Increase in Investments	(1,389)	(82)
Cash at beginning of year	60,150	30,940
Cash at end of year	$56,559	$60,150

	2008	2007
Reconciliation of Net Income to Net Cash Provided by Operating Activities:		
Net Income (Loss)	($12,865)	$31,832
Adjustments to reconcile net income to net cash provided by operations		
Decrease (Increase) in accounts receivable	84,863	(72,757)
Increase (Decrease) in accounts payable	(74,200)	70,217
Total adjustments	10,663	(2,540)
Net cash provided by operating activities	($2,202)	$29,292

Edwin C Blitz Investments, Inc.
Notes to Financial Statements
December 31, 2008

Note 1 – Nature of Operations and Significant Accounting Policies:-

The Company is operated as an Illinois corporation, having its incorporation effective January 1, 2001. The Company is engaged in the sale of securities. Commission revenue and related commission expenses are recognized at the time investments are purchased or sold for the benefit of customers.

Note 2 – Net Capital and Net Capital Requirements:-

Pursuant to the net capital provisions of rule 15c-1 of the Securities Exchange Act of 1934, the business is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2008 the Company had a net capital and net capital requirements of $72,675 and $5,000 respectively.

Note 3 – Investments:-

Investments are carried on the books of the Company on a fair market value basis. As of December 31, 2008 and 2007 the value reflects the market value of the securities owned. In the computation of net capital for the company the investments are reflected at market value.

Note 4 – Income Taxes:-

The Company has elected to be taxed under Subchapter S of the Internal Revenue Code and as such all net income is taxed to the shareholder directly. The Company as not subject to taxes on income and as such no provision for income taxes is required at the corporate level.

Edwin C. Blitz Investments, Inc.
Computation of Net Capital
December 31, 2008

Total ownership equity	$78,284
Deduct ownership equity not allowed for net capital	3,011
Total ownership equity qualified for net capital	75,273
Add other credits	0
Total capital and allowable subordinated liabilities	75,273
Other deductions or charges - nonallowable assets	0
Other additions or credits - unrealized gain on investments	0
Net capital before haircuts on securities positions	75,273
Haircuts on securities:	
U.S. Government obligations	0
Corporate obligations	0
Other securities	2,598
Net Capital	$72,675

Edwin C. Blitz Investments, Inc.
Statement Relative to Existence of Material Differences under rule 17a-5 (d) (4)
December 31, 2008

A reconciliation under the provisions of Rule 17a-5 (d) (4) is not required as no material differences are present.

KOKORON & ASSOCIATES, LTD.
120 Hunters Hill Court
Argyle, Texas 76226
(214) 668 - 4106

Edwin C. Blitz Investments, Inc.
Northfield, Illinois

Pursuant to the provisions of subparagraph (K) (2) (ii) of the Securities Exchange Act of 1934, it has been determined that Edwin C. Blitz Investments, Inc. is not subject to the provisions of Rule 15c3-3 of said Act as of December 31, 2007, and there was no evidence to our knowledge of any transactions of Edwin C. Blitz Investments, Inc. during the calendar year 2007 that would have made the Company subject to the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934.

Exemption under the provisions of subparagraph (K) (2) (ii) of the Securities Exchange Act of 1934 is provided in that the broker-dealer cleared all customer transactions through another broker-dealer on a fully disclosed basis.

Pursuant to the provisions of Rule 15c3-1 (1), it has been determined that Edwin C. Blitz Investments, Inc. has, at all times for the year ending December 31, 2007, complied with the required capital of $5,096 by maintaining a net capital of not less than $5,096 for the period then ended.

In connection with our examination as of December 31, 2007 we state that we found no material inadequacy in (a) the accounting system, (b) the internal accounting controls and (c) the procedures for safeguarding securities. We make no recommendations for any corrective actions.

February 12, 2008

Kokoron & Associates, Ltd.